

Don Allen · 3rd

CIO at Excelerate Brands

Greater Seattle Area · 500+ connections · **Contact info**

 **Excelerate Brands**

 **University of Marylar Graduate School**

Experience



CIO
Excelerate Brands
Jul 2019 – Present · 1 yr 3 mos
Greater Los Angeles Area



Board Member
Call Assistant
Jan 2020 – Present · 9 mos
Los Angeles, California, United States



Advisory Board Member
Cudos Inc.
Jul 2015 – Dec 2019 · 4 yrs 6 mos
Bellevue, WA



Director of Portfolio Technology
Summit Partners
Jan 2016 – Jul 2019 · 3 yrs 7 mos
San Francisco Bay Area



Sr. Director, Technical Operations

zulily

Mar 2012 – Jan 2016 · 3 yrs 11 mos

Seattle, WA

Show 3 more experiences ⌄

Education



University of Maryland - The Graduate School

MS, Computer Information Systems Management

1999 – 2001



University of Maryland Global Campus

BS, AA, Computer Science, Management

1995 – 1999



Troy University

Criminal Justice

1988 – 1990

Activities and Societies: Phi Mu Alpha - Sinfonia

Licenses & Certifications



MCSE

Microsoft



